Exhibit 99.3

Q1 2022 REPORT May 18, 2022

Disclaimers Important information This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding the regulatory pathway for Nefecon, plans for submissions for marketing approvals, plans and strategies for commercialization of Nefecon and / or TARPEYO, if approved, the conduct of Part B of the NefIgArd clinical trial, Calliditas’ strategy, business plans and focus. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this presentation are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this presentation, including, without limitation, any related to Calliditas’ business, operations, continued FDA approval for TARPEYO, market acceptance of TARPEYO, clinical trials, supply chain, strategy, goals and anticipated timelines, competition from other biopharmaceutical companies, and other risks identified in the section entitled “Risk Factors” in Calliditas’ reports and other filings with the Securities and Exchange Commission. Calliditas cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Calliditas disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Any forward-looking statements contained in this presentation represent Calliditas’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date.

Q1 Highlights TARPEYO became the first and only approved treatment in the US for this orphan indication and is specifically designed to address the presumed origin of this rare disease. December 15th 2021: TARPEYO was granted accelerated approval by FDA in IgA nephropathy, indicated to reduce proteinuria in adults with primary immunoglobulin A nephropathy (IgAN) at risk of rapid disease progression, generally a urine protein-to-creatinine ratio (UPCR) ≥1.5g/g. On January 28, 2022, Calliditas announced that TARPEYO was commercially available in the US, and that same week the company launched its commercial effort in the US, based on 40 sales people backed by an experienced fully integrated medical affairs and commercial leadership team. Net revenues for TARPEYO in Q1 amounted to $1.9M (SEK 18.0M) and we continue to see significant interest from all participants.

Q1 Highlights – cont’d Extremely well-established supportive care paradigm; over 50% of patients prescribed RAS blockade by GPs1, titrated by nephrologists to optimized / highest tolerated dose First ever approved medication in IgA nephropathy, as rare disease; estimated core target market of 65-75,000 patients in total Generally slowly progressing disease, with the exception of patients with higher levels of UPCR No CD-10 code available 1. Source: Spherix Global Insights; IgAN patient chart audit, 2021

Q1 Highlights cont’d Expansion of Everest Medicine’s in-licensing agreement of Nefecon for Greater China to also include South Korea. Upfront payment of $3m. Dosing of the first patient in the pivotal TRANSFORM study in PBC (primary biliary cholangitis) took place in February of 2022.

Post period events Calliditas is on the agenda for the May CHMP meeting; May 16 – 19. Subject to a positive opinion, issuance of a Marketing Authorisation by the EC is expected in Q3, which will be transferred to Stada Artzneimittel AG We continue to see a very positive development trend in both enrolments and prescriptions for TARPEYO as well as a continuation of P&T committee meetings relating to the coverage of TARPEYO and we remain very encouraged with regards to inbound interest from all relevant market participants First patient randomised on May 17th in the Head and Neck cancer study with setanaxib Best of AACR Journals - Most cited research articles in 2021 and 2022; “NOX4 Inhibition Potentiates Immunotherapy by Overcoming Cancer-Associated-Fibroblast-Mediated CD8 T-cell Exclusion from Tumors” Gareth J. Thomas

TARPEYO: Defining the market with the first and only FDA approved drug in IgAN *Please see full Prescribing Information, available at TARPEYOHCP.com. TARPEYO™ (budesonide) delayed release capsules is a corticosteroid indicated to reduce proteinuria in adults with primary immunoglobulin A nephropathy (IgAN) at risk of rapid disease progression, generally a urine protein-to-creatinine ratio (UPCR) ≥1.5 g/g. This indication is approved under accelerated approval based on a reduction in proteinuria. It has not been established whether TARPEYO slows kidney function decline in patients with IgAN. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory clinical trial.

The US IgAN market: Substantial unmet need

High disease prevalence

- US prevalence: between 130,000 and 150,000
- ~50% of patients are at risk of progressing to end-stage renal disease
- 65% of patients with IgAN likely to progress to dialysis

Costs associated with disease progression are high

- Costs of dialysis can be significant, at >$200,000 a year (commercial payers)
- Kidney transplants can cost >$400,000 and do not always prevent disease recurrence*

Leaving an unsatisfied nephrologist market

52% of nephrologists believe few or no effective treatment options are available prior to TARPEYO approval

Source: Spherix Global Insights, RealWorld Dynamix IgA Nephropathy 2021 with 188 nephrologists (note 'Nefecon' was the product name used in the research)

*Cost of dialysis: Childers CP, Dworsky JQ, Kominski G, Maggard-Gibbons M. A Comparison of Payments to a For-profit Dialysis Firm From Government and Commercial Insurers. JAMA Intern Med. 2019;179(8):1136–1138. doi:10.1001/jamainternmed.2019.0431. Cost of transplant: https://www.statista.com/statistics/808471/organ-transplantation-costs-us/).

calliditas THERAPEUTICS

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Our US Commercial Launch leadership team of industry experts Extensive launch expertise: commercial experience at top-tier pharma (eg, Pfizer, Bayer, BMS, Regeneron) Adept sales force: 40 sales reps with knowledge and experience in rare disease, specialty pharmacy, and nephrology market (70%) Hands-on managers: 6 national account managers in the field and engaging targeted payers Expert partners: AmerisourceBergen (ICS), McKesson (Biologics), and CDM and LifeSci (healthcare communications)

TARPEYO TouchpointsTM: full-service patient and provider support program. Fully operational on day 1 of TARPEYO approval Utilizes Biologics by McKesson’s PharmacyEliteTM model; integrated HUB* and exclusive Specialty Pharmacy Staffed by Care Navigators: dedicated case managers + designated Rare Pod Team (nurses, pharmacists, fulfillment and distribution team) Integrated with a financial assistance (commercial co-pay) program provided by CoverMyMeds® from McKesson *HUB: Allows a manufacturer to have a singular point of contact with patients. Services generally entail benefits investigation, prior authorization processing, drug delivery and administration support, financial and co-pay assistance, education, compliance with risk evaluation and mitigation strategies (REMS), data reporting, bridge supplies, and prescription triaging. Established highly successful support service for frictionless access

A successful foundation that’s led to key milestones and results Approved Dec 15 1 First sale and prescription Jan 2022 2 4k+ nephrologists calls (including virtual) 3 134 enrollments 111 unique prescribers $1.9M (SEK 18.0M) net sales 4 Data through Q1, 2022 Q2 (to date): Enrollments and unique prescribers growing at an accelerated rate

Pivotal progress made with market access (as of end of April) On average health plans take 6-9 months to review a newly launched product for coverage and formulary placement. Key targeted accounts, including Cigna, Express Script, and Humana, began covering TARPEYO on their predominant formularies TARPEYO is covered by Medicare Part D at launch as it is the only FDA approved treatment in IgAN. For Medicaid patients, the mandatory coverage date is April 1st Over 50% of US lives have coverage for TARPEYO (commercial, Medicare, and Medicaid) Prior to coverage policies, medical exceptions allow patients in need to gain access. To date only one enrolled patient has cancelled due to payer coverage

Serving a significant number of patients who have eagerly awaited advancements in care Numerous peer-to-peer discussions via social channels creating awareness around launch High engagement and proactivity shown by patients Increasing number of inbound inquiries

Key takeaways Launch excellence: Expert team leading a strong start to define and establish the market for IgAN following accelerated approval Commercial execution: Delivered on commercial plan with reach, frequency, and market access (trade distribution, payers, patient services) Strong uptake: Establishing significant prescribers and sales Promising future: Encouraging trends

Financial Overview – Q1 2022 Revenues of SEK 49.7 M reported in Q1 2022 Whereof SEK 18.0 M in net sales from TARPEYO Operating loss of SEK 208.4 M vs SEK 150.8 M for Q1 2021 Marketing and selling expenses increased by SEK 74.5 M to SEK 93.9 M vs 19.4 M, increase due to full commercial organization in place in Q1 2022, incl sales force. Research and development expenses increased by SEK 23.2 M to SEK 113.3 M vs SEK 90.1 M, Increase primarily due to the setanaxib trials. Cash flow used in operating activities was SEK 191.4 M vs SEK 134.2 M. Cash flow from financing activities was SEK 60.1 M vs (SEK 9.6 M) The cash position per end of March 2022 was SEK 825.4 M vs SEK 867.3 M.